Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2015

(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		June 30, 2015	December 31, 2014
	Note	$	$
ASSETS

Cash and cash equivalents		9,032,027	7,471,834
Short-term investments	3	4,020,641	9,101,553
Other assets		331,507	377,999
CURRENT ASSETS		13,384,175	16,951,386

Exploration and evaluation assets	4	34,703,375	32,545,517

ASSETS		48,087,550	49,496,903

LIABILITIES

Accounts payable and accrued liabilities		772,023	1,237,771

LIABILITIES		772,023	1,237,771

SHAREHOLDERS’ EQUITY

Share capital	5	105,113,340	105,113,340
Contributed surplus		32,681,030	32,510,184
Deficit		(90,478,843)	(89,364,392)

SHAREHOLDERS’ EQUITY		47,315,527	48,259,132

LIABILITIES AND SHAREHOLDERS’ EQUITY		48,087,550	49,496,903

Commitments	8

Approved by the Board of Directors

Robert J. Gayton(signed) Director	Kl aus Zeitler (signed) Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Filing and regulatory fees	26,945	30,172	164,555	148,396
Office and administration	65,282	55,516	120,274	110,561
Professional fees	70,151	51,864	191,692	83,931
Rent and utilities	55,607	55,607	111,215	111,303
Share-based payments	59,972	80,158	117,030	168,166
Shareholder communication and travel	167,621	142,800	266,181	294,012
Wages and benefits	252,506	232,643	500,850	465,645

CORPORATE EXPENSES	698,084	648,760	1,471,797	1,382,014

Foreign exchange loss (gain)	14,748	168,467	(261,398)	(54,857)
Interest income	(41,202)	(59,058)	(95,948)	(116,471)

LOSS AND COMPREHENSIVE LOSS	671,630	758,169	1,114,451	1,210,686

Basic and diluted loss per share	0.01	0.01	0.01	0.01

Weighted average number of common	94,194,936	93,959,486	94,194,936	93,822,473
shares outstanding

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30,	2015	2014
	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES

Loss and comprehensive loss	(1,114,451)	(1,210,686)

ITEMS NOT AFFECTING CASH
Share-based payments	117,030	168,166

Change in non-cash working capital items	87,155	138,715

OPERATING ACTIVITIES	(910,266)	(903,805)

FINANCING ACTIVITIES

Exercise of stock options	-	244,750

FINANCING ACTIVITIES	-	244,750

INVESTING ACTIVITIES

Redemption (purchase) of short-term investments	5,000,000	8,000,000
Mineral property expenditures	(2,529,541)	(2,133,058)

INVESTING ACTIVITIES	2,470,459	5,866,942

CHANGE IN CASH AND CASH EQUIVALENTS	1,560,193	5,207,887

Cash and cash equivalents – Beginning	7,471,834	6,044,475

CASH AND CASH EQUIVALENTS - ENDING	9,032,027	11,252,362

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2013	93,683,937	104,620,174	32,293,888	(87,452,418)	49,461,644

Exercise of stock options	445,000	244,750	-	-	244,750
Transfer of stock option value	-	192,290	(192,290)	-	-
Share-based payments	-	-	219,095	-	219,095
Loss and comprehensive loss	-	-	-	(1,210,686)	(1,210,686)

JUNE 30, 2014	94,128,937	105,057,214	32,320,693	(88,663,104)	48,714,803

Exercise of stock options	65,999	39,599	-	-	39,599
Transfer of stock option value	-	16,527	(16,527)	-	-
Share-based payments	-	-	206,018	-	206,018
Loss and comprehensive loss	-	-	-	(701,288)	(701,288)

DECEMBER 31, 2014	94,194,936	105,113,340	32,510,184	(89,364,392)	48,259,132

Share-based payments	-	-	170,846	-	170,846
Loss and comprehensive loss	-	-	-	(1,114,451)	(1,114,451)

JUNE 30, 2015	94,194,936	105,113,340	32,681,030	(90,478,843)	47,315,527

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 1800 - 570 Granville Street, Vancouver, British Columbia.

The nature of the Company’s operations requires significant expenditures for the acquisition, exploration, and development of mineral properties. To date, the Company has not received any revenue from mining operations and is considered to be in the exploration stage. The Company will continue to require additional funding to maintain its ongoing permitting efforts, mineral property maintenance payments, project development, and operations. While it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

a.	Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The financial statements are prepared under the historical cost convention.

These financial statements were approved for issue by the Company’s board of directors on August 7, 2015.

b.	Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	SHORT-TERM INVESTMENTS

	June 30, 2015	December 31, 2014
	$	$
Guaranteed Investment Certificates	4,000,000	9,000,000
Accrued interest	20,641	101,553

	4,020,641	9,101,553

4.	EXPLORATION AND EVALUATION ASSETS

The Company’s only exploration and evaluation asset is the wholly-owned Casino Project. The Casino Project, a large copper-gold-molybdenum porphyry deposit, is located in Yukon, Canada.

All claims comprising the Casino Project are subject to a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived therefrom. Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a rate of 2%) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

Exploration and evaluation expenditures for the period are as follows:

DECEMBER 31, 2013	$ 27,034,538

Claims maintenance	3,390
Engineering	456,759
Permitting	4,136,478
Salary & wages	793,348
Share-based payments	121,004

DECEMBER 31, 2014	$ 32,545,517

Engineering	385,186
Permitting	1,318,193
Salary & wages	400,663
Share-based payments	53,816

JUNE 30, 2015	$ 34,703,375

5.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

6.	STOCK OPTIONS

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 24, 2015, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At June 30, 2015, the Company could issue an additional 3,020,492 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the periods then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2013	6,431,667	1.30

Granted	925,000	0.89
Exercised	(510,999)	0.56
Forfeited	(346,667)	1.36
Expired	(100,000)	1.85

DECEMBER 31, 2014	6,399,001	1.29

Granted	100,000	0.67
Expired	(100,000)	1.74

JUNE 30, 2015	6,399,001	1.27

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.60 – 0.67	1,617,334	0.60	3.17
$0.79 – 0.96	3,056,667	0.82	2.18
$1.50 – 1.85	200,000	1.55	1.45
$2.84	1,525,000	2.84	1.04

JUNE 30, 2015	6,399,001	1.27	2.14

Of the total stock options outstanding, 4,940,661 were vested and exercisable at June 30, 2015. The weighted average exercise price of vested stock options is $1.42 and the average remaining contractual life is 1.67 years.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

7.	SHARE-BASED PAYMENTS

The following is a summary of stock options granted by the Company in 2015 and 2014 and the fair value assigned to each grant. The fair value was calculated at the time of grant using the Black-Scholes option pricing model and the following inputs and assumptions:

	March 13,	July 17,	May 7,
Inputs and assumptions	2015	2014	2014

Stock options granted	100,000	825,000	100,000
Exercise price	$ 0.67	$ 0.88	$ 0.96

Market price	$ 0.67	$ 0.88	$ 0.96
Expected option term (years)	3.0	3.0	3.0
Expected stock price volatility	68.4%	69.5%	69.5%
Average risk-free interest rate	0.52%	1.11%	1.17%
Expected forfeiture rate	-	-	-
Expected dividend yield	-	-	-

FAIR VALUE ASSIGNED	$ 30,000	$ 335,000	$ 44,000

8.	COMMITMENTS

The Company has an agreement to lease its head office space until April 30, 2016. The total amount of payments remaining during the course of the agreement as at June 30, 2015 is $185,000, which is due within the next twelve months.

The source of the majority of the Company’s funds is proceeds received from the sale of the NSR Royalty in December 2012. The Company is required to use these proceeds for the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

Other commitments related to exploration and evaluation assets are described in note 4.

9.	RELATED PARTY TRANSACTIONS

The Company’s related parties also include its directors and officers, who are the key management of the Company. The remuneration of directors and officers during the periods presented was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014
	$	$	$	$

Salaries and director fees	213,838	219,399	429,207	430,180
Share-based payments	55,256	71,757	107,014	145,568

	269,094	291,156	536,221	575,748

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

10.	SEGMENTED INFORMATION

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada. All interest income is earned in Canada and all assets are held in Canada.

11.	CAPITAL MANAGEMENT

The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

To facilitate the management of its capital, Western prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company also monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

There was no change in the Company’s approach to capital management during the period. Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital requirement.

12.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risk from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2015 (unaudited – prepared by management)
(Expressed in Canadian dollars)

b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

c.	Currency risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars, with a smaller portion incurred in US dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred.

As at June 30, 2015, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $7,000 (December 31, 2014 - $34,000).